SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 19, 2019

1.              DATE, TIME AND PLACE: On June 19, 2019, at 10:30 a.m., at the principal place of business of BRASKEM S.A. (“Company”), located at Rua Eteno, No. 1.561, Polo Petroquímico de Camaçari, in the City of Camaçari, State of Bahia, CEP 42810-000.

2.              CALL NOTICE: Call Notice published, pursuant to article 124 of Law No. 6,404/76 (“Brazilian Corporation Law”), in newspapers “O Correio da Bahia” and “Diário Oficial do Estado da Bahia” (Official Gazette of the State of Bahia), on issues of June 4, 5 and 6, 2019.

3.              ATTENDANCE: Shareholders representing ninety-seven point one percent (97.1%) of the Company’s voting capital attended the Extraordinary General Meeting, as per the signatures below and included in the “Shareholders' Attendance Book”. Shareholders representing forty-five percent (45.0%) of the Company’s preferred shares were also present, as per the signatures included in the “Shareholders' Attendance Book”.

4.              COMPOSITION OF THE PRESIDING BOARD: Chairwoman: Mrs. Paula Cristina Penteado Magalhães Azevedo; and Secretary: Mr. Flavio Rossini, chosen as established in article 16, paragraph 3 of the Company’s Bylaws.

5.              AGENDA: Resolve on the replacement of one (1) effective member of the Company’s Board of Directors, appointed by shareholder Petróleo Brasileiro S.A. – Petrobras, for the remaining term of office, which shall end by the Annual General Meeting which will resolve on the Company’s financial statements of the fiscal year to be ended on December 31, 2019.

6.              RESOLUTIONS: The attending shareholders unanimously resolved to draft the minutes pertaining to this Extraordinary General Meeting in summary form, as well as to publish them omitting the signatures of the attending shareholders, pursuant to article 130 of the Brazilian Corporation Law. The matter set out in the agenda was discussed and voted, and the following resolution was taken:

6.1.         REPLACEMENT OF MEMBER OF THE COMPANY'S BOARD OF DIRECTORS: In view of the resignation presented by Mr. Ernani Filgueiras de Carvalho, a effective member of the Company’s Board of Directors, on May 31, 2019, the attending voting shareholders unanimously approved, according to the voting map contained in Exhibit I to these minutes, which, for all purposes, shall be considered as an integral part of these minutes, the election of Mrs. ANA LÚCIA POÇAS ZAMBELLI, Brazilian citizen, divorced, engineer, bearer of Identity Card RG 09.089.532-7 DETRAN/RJ, enrolled with the Individual Taxpayers’ Register (CPF/ME) under No. 024.818.357-51, resident and domiciled at Rua Joana Angélica, 250/201, Ipanema, CEP 22420-039, in the City of Rio de Janeiro, State of Rio de Janeiro, as a effective member of the Company's Board of Directors, appointed by shareholder Petróleo Brasileiro SA - Petrobras, in replacement of Mr. Ernani Filgueiras de Carvalho, to complete the remaining term of office, which shall end at the Annual General Meeting which will resolve on the Company's financial statements of the fiscal year to be ended on December 31, 2019. The Board Member elected herein shall be invested in office under and for the term of office set forth by law, upon signing of the respective deed of investiture drawn up in the proper book. The Board Member represented, for all legal purposes and under the penalty of law, pursuant to article 37, item II, of Law No. 8,934, of November 18, 1994, with the wording provided in article 4 of Law No. 10,194, of February 14, 2001, that she is not prevented from exercising commercial or management activities in a mercantile company by virtue of a criminal sentence, having also submitted, in order to comply with CVM Ruling 358 of January 3, 2002, as amended, and with CVM Ruling 367 of May 29, 2002, as amended, and with the Management Consent Term regarding the rules contained in Level 1 Listing Regulations of B3, written statements according to the terms of such Rulings, which were filed at the Company’s principal place of business. Due to the election resolved upon above, the Company's Board of Directors shall have the following composition:

DOCS - 4316642v1

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 19, 2019

EFFECTIVE MEMBERS	RESPECTIVE ALTERNATES
MARCELO MOSES DE OLIVEIRA LYRIO	JOSÉ DE FREITAS MASCARENHAS
JOÃO COX NETO	LARRY CARRIS CARDOSO
JOÃO PINHEIRO NOGUEIRA BATISTA	MARCELO MANCINI STELLA
ROBERTO FALDINI	SERGIO FRANÇA LEÃO
MAURO MOTTA FIGUEIRA	JOSÉ MARCELO LIMA PONTES
GESNER JOSÉ DE OLIVEIRA FILHO	MARCELO ROSSINI DE OLIVEIRA
ROBERTO LOPES PONTES SIMÕES	ANDRÉ AMARO DA SILVEIRA
PEDRO OLIVA MARCILIO DE SOUSA	SUSAN BARRIO DE SIQUEIRA CAMPOS
FÁBIO VENTURELLI	JOÃO CARLOS TRIGO DE LOUREIRO
JULIO SOARES DE MOURA NETO	(VACANT)
ANA LÚCIA POÇAS ZAMBELLI	(VACANT)

DOCS - 4316642v1

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 19, 2019

7.              ADJOURNMENT: Pursuant to article 30, paragraph 4, of CVM Ruling No. 480, of December 7, 2009, as amended, the total of approvals computed in the voting of each item of the agenda is indicated in Exhibit I, which, for all purposes, must be considered as an integral part of these minutes. With nothing further to add, the Extraordinary General Meeting was closed, and these minutes were drawn up which, after being read, discussed and approved, were signed by all attendees.

8.              SIGNATURES: Presiding Board: Chairwoman: Mrs. Paula Cristina Penteado Magalhães Azevedo; Secretary: Flavio Rossin. Shareholders: OSP INVESTIMENTOS S.A. (by Mr. Vinícius Gomes Souza); ODEBRECHT S.A. (by Mr. Vinícius Gomes Souza); PETRÓLEO BRASILEIRO S/A – PETROBRAS (by Mr. Thiago Malamace de Azevedo Pinheiro).

The above matches the original recorded in the proper book.

Camaçari/BA, June 19, 2019.

PRESIDING BOARD:

_______________________________ Paula C. P. Magalhães Azevedo Chairwoman	_______________________________ Flavio Rossini Secretary

DOCS - 4316642v1

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON JUNE 19, 2019

EXHIBIT I

FINAL SUMMARY VOTING MAP

Extraordinary General Meeting

held on June 19, 2019

Description of the Resolution		Vote	Number of common shares present	(%) of the voting capital present
Resolve on the replacement of one (1) effective member of the Company’s Board of Directors, appointed by shareholder Petróleo Brasileiro S.A. – Petrobras, for the remaining term of office, which shall end by the Annual General Meeting which will resolve on the Company’s financial statements of the fiscal year to be ended on December 31, 2019.	Ana Lúcia Poças Zambelli (effective member)	Approvals	438,761,575	100%
		Rejections	-	-
		Abstentions	-	-

DOCS - 4316642v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.